Exhibit 99.2

Angeion Corporation
350 Oak Grove Parkway
St. Paul, MN 55127 USA
Telephone: (651) 484-4874
Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:	Rodney A. Young, President and CEO, (651) 484-4874
Dale Johnson, CFO, (651) 484-4874

Angeion Corporation Reports 17% Third Quarter Revenue Growth

During Quarter, Company Settled ICD Claim with ELA Medical; Court Ruled Medmarc Breached “Duty to Defend”

SAINT PAUL, Minn. (September 9, 2005) — Angeion Corporation (NASDAQ SC: ANGN) today reported results for its third quarter ended July 31, 2005.  Total revenue increased by 17.3 percent to $6.1 million for the three months ended July 31, 2005 compared to $5.2 million for the same period in 2004.  The net loss for the three months ended July 31, 2005 was $268,000, or $0.07 per share, compared to a net loss of $488,000, or $0.14 per share, for the same period in 2004.  For the nine months ended July 31, 2005, total revenue increased 16.7 percent to $17.1 million from $14.7 million for the same period in 2004.  The net loss for the nine months ended July 31, 2005 was $1.2 million, or $0.34 per share, compared to a net loss of $2.1 million, or $0.58 per share, for the same period in 2004.  The net losses for the three and nine months ended July 31, 2005 included a $191,000 loss from discontinued operations compared to a $350,000 loss from discontinued operations for the nine months ended July 31, 2004.  Overall increases in operating expenses reflect planned investments in sales and marketing programs to support the growth in all of the Company’s products.

“There were a few notable events that occurred this quarter, each of which will have an impact on our business going forward,” commented Rodney A. Young, President and Chief Executive Officer of Angeion Corporation.  “We are pleased our revenue trend continues to show year over year improvement in both our cardiorespiratory and New Leaf health & fitness markets.  As a result of our revenue growth, our margins for the third quarter of 2005 showed an improvement of 5.1%,” continued Young.

“In addition to positive revenue growth and margin improvement, also significant was the progress we made regarding our legacy issues surrounding the ELA litigation,” Young stated.  “On June 30, 2005 we settled our matter with ELA, and on August 25, 2005, the Judge’s Order concurred with our original position that Medmarc was required to defend Angeion in this matter with ELA.  This very positive news is important as we get closer to eliminating this challenge and distraction,” concluded Young.

A detailed discussion of the Company’s financial position and results of operations is contained in the Company’s Form 10-KSB for the year ended October 31, 2004 and Forms 10-QSB for the quarters ended January 31, 2005, April 30, 2005 and July 31, 2005.

- more -

Founded in 1986, Angeion Corporation acquired Medical Graphics (www.medgraphics.com) in December 1999.  Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems for the management and improvement of cardiorespiratory health.  The Company has also introduced a line of health and fitness products, many of which are derived from Medical Graphics’ cardiorespiratory product technologies.  These products, marketed under the New Leaf Health and Fitness brand (www.newleaffitness.com), help consumers effectively manage their weight and improve their fitness.  They are marketed to the consumer primarily through personal training studios, health and fitness clubs and other exercise facilities.  For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Actual results may differ materially depending on a variety of factors, including (i) the Company’s ability to successfully operate its Medical Graphics business including, its ability to develop, improve and update its cardiorespiratory diagnostic products, (ii) the Company’s ability to successfully introduce its New Leaf Health & Fitness products, (iii) the Company’s ability to successfully defend itself from product liability claims related to its Medical Graphics products and claims associated with its prior cardiac stimulation products, (iv) the Company’s ability to successfully resolve all issues in connection with the Company’s product liability insurance coverage; (v) the Company’s ability to protect its intellectual property, and (vi) the Company’s dependence on third-party vendors.  Additional information with respect to the risks and uncertainties faced by the Company may be found in, and the prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2004, and subsequently filed reports.

– Financials follow –

Angeion Corporation and Subsidiaries

Condensed Unaudited Consolidated Financial Statements

(In thousands, except per share data)

	Three Months Ended July 31,		Nine Months Ended July 31,
	2005	2004	2005	2004
Consolidated Statements of Operations
Revenue	$6,058	$5,165	$17,120	$14,676

Gross margin	3,001	2,294	8,322	6,655
Operating expenses	3,088	2,786	9,374	8,414
Interest income	10	4	26	12

Loss from continuing operations	(77)	(488)	(1,026)	(1,747)
Loss from discontinued operations	(191)	—	(191)	(350)
Net loss	(268)	(488)	(1,217)	(2,097)

Net loss per share – basic and diluted	$(0.07)	$(0.14)	$(0.34)	$(0.58)

	July 31, 2005	October 31, 2004
Consolidated Balance Sheets
Cash	$904	$2,390
Cash restricted for discontinued operations	400	—
Other current assets	7,607	7,398
Current assets of discontinued operations	700	700
Equipment and intangible assets	6,811	7,542
	$16,422	$18,030

Current liabilities	$4,145	$4,106
Current liabilities of discontinued operations	623	1,092
Shareholders’ equity	11,654	12,832
	$16,422	$18,030

# # #